CABO

MINING ENTERPRISES CORP.

04054086

December 6, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 14 2004
WASH. D.C. 202

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL

Dear Sir of Madam:

<u>RE: Cusip #12g3-2(b) No# 82-1401</u>

Please find enclosed for Cabo Mining Enterprises Corp. the following:

1 News releases and Material Change reports from September21, 2004 to December 6, 2004.

2. Year End Financial Statement to June 30, 2004 and the 1st Quarter ended September 30, 2004 Schedule A & B&C

For your information, Cabo Mining Enterprises Corp. has moved to:

3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8
Phone: 604-984-8894 * Facsimile 604-983-8056

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO MINING ENTERPRISES CORP.

Linda Teneycke
Executive Assistant

Enclosures

CABO MINING ENTERPRISES CORP.

RECEIVED DEC 14 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 202

For Immediate Release: December 6, 2004

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO TO ACQUIRE ADVANCED DRILLING

-- Transaction Combines Two of Canada's Leading Drilling Services Companies --

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that it has entered into a letter of intent to acquire British Columbia-based Advanced Drilling Ltd. and related companies for $3,000,000 in cash and Cabo common shares at $0.90 per share. The transaction is subject to board approval, due diligence and regulatory approval.

The acquisition will combine two of Canada's leading drilling services companies and increase Cabo's drill fleet to 100 drill rigs, making Cabo what is believed to be Canada's 3rd largest mineral drilling services company.

> *"This is the transaction we have been waiting for,"* said John Versfelt, Cabo's Chairman, President and CEO. *"Strategically and geographically, Advanced is an ideal fit for Cabo. We are currently strong in central and eastern Canada. This acquisition is a pivotal move as we broaden our reach across the country and continue to execute our strategy to become a performance leader in the Canadian drilling services industry."*

With the purchase of Advanced, Cabo will acquire 35 drill rigs and add up to 40 people to its team. Advanced's business focus is Western Canada and the Canadian Territories, where it has offered mineral and technical drilling services, both surface and underground, for 20 years. Advanced has carried out a number of high profile projects, including Eskay Creek and Hope Bay Gold. Advanced clients include mineral exploration, mining and public utility companies.

For the 10 months ended October 31, 2004, Advanced had gross revenue of $3.68 million and made a net profit before taxes of $570,000. These figures were supplied by Advanced's management.

Cabo is a mineral exploration and drilling services company headquartered in Vancouver British Columbia, Canada. Cabo is traded on the TSX Venture Exchange under the symbol: CBE. Cabo's mineral properties are located in Cobalt, Kenora, and Sudbury Ontario, Canada. Further information about the Company can be found on the Cabo website (www.cabo.ca) and Sedar (www.sedar.com).

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President & CEO

****

CABO
MINING ENTERPRISES CORP.

For Immediate Release: November 26, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO MINING ENTERPRISES CORP.
REPORTS FIRST RECORDED REVENUES

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported first quarter net earnings before taxes of $379,000 ($0.014 per common share – basic) and net earnings after taxes of $356,000 ($0.013 per common share – basic), compared to a loss of $59,000 ((0.006) per common share – basic) recorded in the first quarter of 2004. "The strength of the metals markets has spurred exploration activity leading to increased mineral drilling demand, helping us deliver solid financial results during the first quarter," stated John Versfelt, Chairman, President and CEO of Cabo. "And it is solid financial performance that generates a healthy balance sheet and the ability to pursue Cabo's growth plans with confidence."

1st QUARTER HIGHLIGHTS

(CND $000s, except earnings per share)	**Q1-05**	**Q1-04**	**FY04**
Revenue	$ 5,292	$ -	$ -
Net Earnings Before Taxes	379	(59)	(345)
Net Earnings After Taxes	356	(59)	(345)
Earnings per Share ($) Basic Before Taxes	0.014	(0.006)	(0.032)
Earnings per Share ($) Basic After Taxes	0.013	(0.006)	(0.032)
Gross Margin %	17.9%	-	-
Working Capital (deficiency)	7,005	(298)	6,562

- Cabo recorded first quarter revenues of $5.29 million, the first significant revenues for the Company.
- Net earnings for the quarter were $379,000 before taxes and $356,000 after taxes resulting in earnings per share of $0.014 and $0.013 respectively.
- The overall gross margin percentage for the quarter was 17.9%. The gross margin has shown improvement compared with the gross margins of the Company's subsidiaries prior to their acquisition by the Company.
- Cabo has a current asset balance of $10.12 million and working capital in excess of $7 million, putting Cabo in a strong financial position.
- The Company signed letters of intent to acquire Stratacan Inc., and Stratacan (Quebec) Inc., and Thor Drilling Ltd.
- The Company acquired 100% of Prairie C's interest in the Cobalt properties.
- The Company raised $1 million in flow-through financing.

The first quarter of the current fiscal year marked the beginning of a new era for Cabo as it shifted direction from that of an organization exclusively concentrating on mineral exploration to one that also focuses on providing mineral drilling services. Because of this diversification, prior period comparatives are not applicable.

"Continuing strong markets in the mineral drilling services within central Canada combined with the addition of the acquisitions of Heath & Sherwood Drilling (1986) Inc. ("Heath and Sherwood") and Petro Drilling (Maritimes) Limited ("Petro") delivered significant quarterly revenues for the Company," stated Mr. Versfelt, "As the quarter's results demonstrate, Cabo has positioned itself as a rapidly expanding company in a rapidly expanding market."

"Going forward into our second quarter, the winter season brings a brief period of adjustment due to weather conditions and, for a number of projects holiday season breaks. Consequently the second quarter could be slightly weaker as compared to the first quarter, however this may be offset by the acquisition of Stratacan and potential additional acquisitions," said Mr. Versfelt, "We plan to continue with our plan of transformation, emergence and expansion into the balance of this year. Investors should expect Cabo to close further drill company acquisitions as we continue to execute that plan."

First Quarter ended September 30, 2004

The first quarter of fiscal year 2005 ("Q1-05") was a defining period for Cabo Mining Enterprises Corp. Buoyed by strong financial results, a new look and an aggressive marketing strategy to bolster the profile of the Company, Cabo is executing its plan to become Canada's third largest drilling company with continued efforts to acquire drilling companies in the mining and mineral exploration sector. Cabo entered into letters of intent to acquire a 100% interest in Stratacan Inc., Stratacan (Quebec) Inc. (collectively, "Stratacan") and Thor Drilling Ltd., subject to due diligence, regulatory approval, and the conclusion of formal acquisition agreements.

The integration of Heath & Sherwood and Petro into the Company's operating portfolio have met expectations. During the first quarter, much of the debt was eliminated from the balance sheets of these companies. The Company is committed to supporting its subsidiaries to effectively compete for major drilling projects in Canada. By doing so, Cabo will be in a strong strategic position to take advantage of increasing mining and exploration activity resulting from sustained high gold and base metal prices.

Cabo also continued the mineral exploration activities of its business. During the quarter, the Company finalized a buy-out agreement to purchase all of Prairie-C's remaining interest in the original Cobalt property. Cabo maintains that its mineral properties have strong potential to discover economically recoverable mineral reserves that will add value to the Company. Cabo remains committed to funding and operating its exploration activities separately from its drilling operations.

The first quarter provided positive and encouraging results that the Company can build on during the rest of the fiscal year. The Company reports record revenue of $5.29 million indicating a strong customer base that is dependent on the services both Heath & Sherwood and Petro offer. Significant pre-tax earnings of $0.379 million or $0.014 per basic share were achieved in Q1-05.

Cabo is strong financially, and this strength is reflected on its balance sheet with a current asset balance of $10.12 million and working capital in excess of $7 million. Additionally, subsequent to the September 30, 2004, the Company closed a flow-through private placement at $0.80 per common share for total proceeds of $1.0 million, less commissions of $70,000. The Company does not foresee any problems over the next year in financing capital requirements within its drilling operations or funding its current mineral exploration plans.

Results of Operations – First Quarter Ended September 30, 2004

The results of operations for this period reflect the consolidated performance of Cabo and its two drilling subsidiaries. As the Company was not involved in providing mineral drilling services prior to this quarter, no comparatives are available.

Total revenue for the quarter was $5.29 million. Surface drilling revenue was $3.80 million compared to the $1.44 million realized from underground drilling for the three months ended September 30, 2004.

The overall gross margin percentage for the quarter was 17.9 percent. Gross margin has shown improvement compared with gross margins of the Company's subsidiaries prior to their acquisition by the Company. This improvement in gross margin is driven primarily from improvements in the mineral drilling industry which continues to benefit from the sustained rise in metals prices over the last three years.

During the three months ended September 30, 2004, general and administrative expenditures totalled $523,409. The increased cost, relative to other quarters, is a direct result of consolidating the general and administration costs of Heath & Sherwood and Petro with Cabo's general and administrative expenditures.

During the quarter, the Company reduced goodwill by an amount of $126,228 and capital assets by $452,522 for an aggregate of $578,750 as a result of the acquisition of debt totalling $730,647 due from a subsidiary of the Company to a former shareholder. The Company is currently negotiating the terms relative to an amount of $151,897 due by the subsidiary to the former shareholder.

Mineral Properties

Mineral exploration expenses and mineral property expenditures for the three months ended September 30, 2004 totalled $756,188 compared to $34,991 for the same period last year. This total cost includes $599,460 paid for Prairie C's interest in the Cobalt property during the period.

Future Developments

Cabo continues to actively seek and evaluate strategic acquisitions to add to its current portfolio of drilling subsidiaries. The Company is hoping to offer other value-added services to its current customer base through diversified acquisitions of other companies that specialize in different aspects of drilling. As a growth-orientated services provider, Cabo is committed to maximizing shareholders' return on investments through sound fiscal management and the responsible use of Company resources.

Going forward, the Company anticipates that current mineral and metal prices will bode well for Canadian and international exploration and mine development projects and consequently, the mineral drilling services sector. Cabo anticipates further acquisitions of drilling services companies and is forecasting improved revenues as a result. These acquisitions will also result in additional acquisition and integration expenses. The management of Cabo remains committed to good, sound fiscal management that provides value to its shareholders.

A copy of the Quarterly Report is available through SEDAR (www.sedar.com) and the Company's website (www.cabo.ca).

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan Inc. of St. John's, Newfoundland, and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange (the "Exchange") under the symbol **CBE.**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release. All figures are compiled according to Canadian GAAP. This news release provides a summary of the information contained in the Company's Quarterly Report. A copy of the Quarterly Report is available immediately on the SEDAR website at www.sedar.com or the Company's website at www.cabo.ca or can be delivered by surface mail upon request.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-3(b)#82-1401

CABO MINING ENTERPRISES

For Immediate Release: November 5, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO MINING ENTERPRISES CORP. RETAINS BEECHINOR & BARTON INC. & LAGACE CAPITAL TO IMPLEMENT INVESTOR RELATIONS AND MEDIA PROGRAM

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announced today that it has entered into an agreement with Beechinor & Barton Inc. (or "B&B") and Lagace Capital ("Lagace"), subject to regulatory approval, to assist in the development and implementation of an Investor Relations, Corporate Communications and Media Program.

B&B and Lagace will strive to increase investor awareness of Cabo by assisting in the development and implementation of an investor relations program for timely and effective communication. The program will consist of updates identifying the Company's progress and performance, facilitating the exchange of information between the investment community and company management, and producing and distributing press releases, news releases, and newsletters that highlight developments within the Company.

John Versfelt, Chairman, President and CEO of Cabo, stated the program will be designed to broaden awareness of the Company and its unique platform. "We have made substantial progress with our recently completed acquisitions and with programs related to our mineral properties. The Company is very encouraged by the growth opportunities it is pursuing. We look forward to working with B&B and Lagace to broadly communicate the Cabo story and to support our efforts to build shareholder value."

Beechinor & Barton Inc. is based in Calgary, Alberta and is an investor relations and media consulting firm specializing in assisting companies design, implement and monitor strategies in the areas of shareholder communication, media and investor relations. Patrick Beechinor and Sheri Barton are principals of Beechinor & Barton Inc. The initial term of the contract is for a period of six months and is renewable on a month-to-month basis at the option of the Company. Agreed compensation is 100,000 options exercisable at $0.92 per share and a monthly retainer of $3,500.

Lagace Capital is based in Vancouver, British Columbia, and provides investor relations services. Raven Waschilowski, aka Ray Lagace, is the principal of Lagace Capital. The initial term of the contract is for a period of six months and is thereafter renewable on a month-to-month basis at the option of the Company. Agreed compensation is 50,000 options exercisable at $0.92 per share and a monthly retainer of $3,000.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan Inc. of St. John's, Newfoundland, and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

1293-2CD JH 83-1401

CABO MINING ENTERPRISES

For Immediate Release: October 28, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, CEO

CABO MINING ENTERPRISES ANNOUNCES THE MAILING OF THE 2004 ANNUAL REPORT

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announced today that it has mailed its 2004 Annual Report along with the Notice of Annual and Special General Meeting of the Shareholders, Proxy and the Management Information Circular, for the shareholders meeting to be held on November 30, 2004, at the Lonsdale Quay Hotel, 123 Carrie Cates Court, North Vancouver, BC at 11:00am, Vancouver time.

The focus of the 2004 Annual Report is the Company's New Muscle and New Momentum which aptly describes Cabo's transformation, emergence and expansion during the 2004 fiscal year and the Company's strategy going into the coming year. The 2004 Annual Report includes the President's Message to the Shareholders, Management's Discussion and Analysis and the audited financial statements for the year ended June 30, 2004.

"The release of Cabo's 2004 Annual Report is very important. It gives us an opportunity to communicate our message and strategies for 2005 to our stakeholders. Going into 2005, the Company has assembled a team of experienced people that are committed to bringing value to Cabo's customers, shareholders and employees," stated John Versfelt, Chairman, President and CEO of Cabo.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan Inc. of St. John's, Newfoundland, and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CABO
MINING ENTERPRISES

For Immediate Release: October 27, 2004

CONTACT: John Versfelt, CEO

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO CLOSES $1-MILLION FLOW-THROUGH PRIVATE PLACEMENT

Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announces that it has closed its brokered private placement of 1.25 million flow-through shares at a price of $0.80 per share. The $1-million raised will provide financing for exploration work on the Company's mineral properties in Ontario, including further drilling of targets identified on the Cobalt area property. The Company paid a broker's commission of 7% on gross proceeds and will also include a one-year broker's option to purchase Cabo shares at $0.80 per share up to an amount equal to 10 percent of gross proceeds of the offering.

Cabo is a mineral exploration and drilling services company headquartered in Vancouver, British Columbia, Canada. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
President & CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

1293-2(b) 82-1481

CABO
MINING ENTERPRISES CORP.

For Immediate Release:
October 19, 2004

RECEIVED
DEC 14 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 202

Contact: John A. Versfelt, CEO
Telephone: (604) 681-8899
Facsimile: (604) 681-0870
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

STOCK OPTIONS GRANTED – BOARD CHAIR APPOINTED

VANCOUVER, BC – Cabo Mining Enterprises Corp. announces that subject to regulatory acceptance, it will grant, under the terms of its Stock Option Plan, three and five year incentive stock options to certain of its employees, directors, officers and consultants for the right to purchase up to 1,379,000 shares of the Company at $0.92 per share. Following the granting of these options the Company will have unexercised director and employee stock options for 1,977,000 shares.

The Company also advises the Board of Directors has appointed John A. Versfelt, the Company's President and CEO, as Chairman of the Company's Board of Directors.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

1293-2(b) 82-1401

CABO

MINING ENTERPRISES CORP.

SEC MAIL PROCESSING
RECEIVED
DEC 14 2004
WASH. D.C. 202 SECTION

For Immediate Release:
September 28, 2004

Contact: John A. Versfelt, CEO
Telephone: (604) 681-8899
Facsimile: (604) 681-0870
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

CABO ANNOUNCES $1,000,000 FLOW-THROUGH PRIVATE PLACEMENT

VANCOUVER, BC – Cabo Mining Enterprises Corp. announces that it has entered into an agreement with **Research Capital Corporation of Toronto, Ontario,** with respect to a brokered private placement of 1,250,000 shares at a price of $0.80 per share to raise gross proceeds of $1,000,000. The financing will provide flow through funding for exploration work on the Company's mineral properties in Ontario, including further diamond drilling of targets identified on the Cobalt Area property.

The offering, which is subject to TSX Venture Exchange acceptance, and to a 7% broker's commission on gross proceeds, will include a 1 year broker's option to purchase Cabo shares at $0.80 up to an amount equal to 10% of gross proceeds of the offering.

Cabo President, John A. Versfelt says "The financing underscores the Company's ongoing commitment to both the exploration side of its business as well as to its recent acquisitions in the drilling services industry."

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

The TSX Venture Exchange has neither approved nor disapproved of the contents contained herein. This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

1233-2(b) #82-1401

MINING ENTERPRISES CORP.

SEC MAIL PROCESSING RECEIVED DEC 14 2004 WASH. D.C. 202 SECTION

For Immediate Release
September 21, 2004

Contact: John Versfelt, CEO
Telephone: (604)681-8899
Email: cabo@cabo.ca
Web: www.cabo.ca

Cabo appoints J.W. Brad Bond to the Board of Directors and Robert B. Lundgren to Advisor to the Board

Combined background and experience will be an asset to Cabo during period of growth and expansion

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announces the appointment of J.W. Brad Bond to Cabo's Board of Directors and Bob Lundgren to Advisor to the Board. Both men have extensive experience managing companies committed to strong growth. Mr. Bond will serve as an Independent Director and will chair the Audit Committee. It is anticipated that Mr. Lundgren will be nominated for election to the Company's Board of Directors at Cabo's upcoming annual general meeting, but in the meantime he will act as Advisor to the Board.

"The additions of Brad and Bob help to strengthen Cabo's Board as we continue our steady expansion. Their backgrounds and demonstrated success in leading companies during sustained periods of growth will make them valuable members of the Cabo team during this exciting time for our Company," said Cabo CEO John Versfelt.

Mr. Bond, 56, is the President of Barrier Management, Inc. a private consulting firm that works with growing companies to enhance their long-term value. He is also President of the Hartman Group Canada, a research firm in the health and wellness sector. During his tenure as Chief Executive Officer of Pharmasave Drugs (National) Ltd., the number of franchises across the country nearly doubled and system-wide sales tripled, edging $1 billion. Mr. Bond also served as Vice-President of Shato Holdings Ltd, President of Keg Restaurants Ltd and was a General Manager of RoyNat Inc.

Brad Bond's board experience includes being the past Chairman of Rx Canada and past Director of the Insurance Corporation of British Columbia. He is currently a Director of the Fraser Health Authority.

Bob Lundgren, 60 is a businessman and Chartered Accountant. He has served as Senior Vice-President, Chief Financial Officer of The Loewen Group Inc., a Canadian public company, from 1985 to 1993. Mr. Lundgren joined The Loewen Group again from late 1998 to 1999 as President to assist in the company's reorganization. Mr. Lundgren served as a Director of The Loewen Group from 1985 through 1999 and has also served on the boards of numerous charitable organizations.

Cabo also announces today the resignation of current board member Julio Benedetti. Mr. Benedetti has been a valued member of Cabo's board and will continue as a director of Cabo's U.S. subsidiary, Cabo Explorations Inc.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo's mineral exploration properties are located near Cobalt, Kenora and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol CBE.

On Behalf of the Board

John Versfelt
President & CEO

###

The Exchange has not in any way passed upon the merits of this news release.

12g3-2(b) 82-1401

Form 51-102F3

Material Change Report

Item 1	**Name and Address of Company**
	Cabo Mining Enterprises Corp. 595 Howe Street, Suite 502 Vancouver, B.C. V6C 2T5
Item 2	**Date of Material Change**
	September 28, 2004
Item 3	**News Release**
	A news release dated September 28, 2004, delivered to Canada News Wire.
Item 4	**Summary of Material Change**
	The Issuer announces that it has entered into an agreement with Research Capital Corporation with respect to a flow-through private placement of 1,250,000 shares at a price of $0.80 per share to raise gross proceeds of $1,000,000. The offering, which TSX Venture Exchange acceptance, is subject to a 7% broker's commission on gross proceeds and to a 1 year broker's option to purchase the Issuer's shares at $0.80 up to an amount equal to 10% of gross proceeds.
Item 5	**Full Description of Material Change**
	See attached news release dated September 28, 2004.
Item 6	**Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**
	N/A.
Item 7	**Omitted Information**
	None
Item 8	**Executive Officer**
	John A. Versfelt, President & CEO, Telephone: 604 681-8899
Item 9	**Date of Report**
	Dated at Vancouver, British Columbia this 28th day of September, 2004.

CABO MINING ENTERPRISES CORP

For Immediate Release:
September 28, 2004

Contact: John A. Versfelt, CEO
Telephone: (604) 681-8899
Facsimile: (604) 681-0870
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

CABO ANNOUNCES $1,000,000 FLOW-THROUGH PRIVATE PLACEMENT

VANCOUVER, BC – Cabo Mining Enterprises Corp. announces that it has entered into an agreement with **Research Capital Corporation of Toronto, Ontario,** with respect to a brokered private placement of 1,250,000 shares at a price of $0.80 per share to raise gross proceeds of $1,000,000. The financing will provide flow through funding for exploration work on the Company's mineral properties in Ontario, including further diamond drilling of targets identified on the Cobalt Area property.

The offering, which is subject to TSX Venture Exchange acceptance, and to a 7% broker's commission on gross proceeds, will include a 1 year broker's option to purchase Cabo shares at $0.80 up to an amount equal to 10% of gross proceeds of the offering.

Cabo President, John A. Versfelt says "The financing underscores the Company's ongoing commitment to both the exploration side of its business as well as to its recent acquisitions in the drilling services industry."

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

1293-2(b)

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

Item 2 Date of Material Change

November 5, 2004

Item 3 News Release

A news release dated November 5, 2004, delivered to Market News and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces the engagement of Beechinor & Barton Inc. and Lagace Capital to develop and implement an investor relations program for the Company.

Item 5 Full Description of Material Change

See attached news release dated November 5, 2004.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: (604) 681-8899

Item 9 Date of Report

Dated at Vancouver, British Columbia this 5th day of November, 2004.

CABO MINING ENTERPRISES

For Immediate Release: November 5, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO MINING ENTERPRISES CORP. RETAINS BEECHINOR & BARTON INC. & LAGACE CAPITAL TO IMPLEMENT INVESTOR RELATIONS AND MEDIA PROGRAM

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announced today that it has entered into an agreement with Beechinor & Barton Inc. (or "B&B") and Lagace Capital ("Lagace"), subject to regulatory approval, to assist in the development and implementation of an Investor Relations, Corporate Communications and Media Program.

B& B and Lagace will strive to increase investor awareness of Cabo by assisting in the development and implementation of an investor relations program for timely and effective communication. The program will consist of updates identifying the Company's progress and performance, facilitating the exchange of information between the investment community and company management, and producing and distributing press releases, news releases, and newsletters that highlight developments within the Company.

John Versfelt, Chairman, President and CEO of Cabo, stated the program will be designed to broaden awareness of the Company and its unique platform. "We have made substantial progress with our recently completed acquisitions and with programs related to our mineral properties. The Company is very encouraged by the growth opportunities it is pursuing. We look forward to working with B& B and Lagace to broadly communicate the Cabo story and to support our efforts to build shareholder value."

Beechinor & Barton Inc. is based in Calgary, Alberta and is an investor relations and media consulting firm specializing in assisting companies design, implement and monitor strategies in the areas of shareholder communication, media and investor relations. Patrick Beechinor and Sheri Barton are principals of Beechinor & Barton Inc. The initial term of the contract is for a period of six months and is renewable on a month-to-month basis at the option of the Company. Agreed compensation is 100,000 options exercisable at $0.92 per share and a monthly retainer of $3,500.

Lagace Capital is based in Vancouver, British Columbia, and provides investor relations services. Raven Waschilowski, aka Ray Lagace, is the principal of Lagace Capital. The initial term of the contract is for a period of six months and is thereafter renewable on a month-to-month basis at the option of the Company. Agreed compensation is 50,000 options exercisable at $0.92 per share and a monthly retainer of $3,000.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan Inc. of St. John's, Newfoundland, and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(Signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Periods Ended September 30

NEW MUSCLE NEW MOMENTUM

Presidents Report to Shareholders – First Quarter 2005

September 30, 2004, marks our first quarter as an operating mineral drilling services and exploration company. The quarter saw strong markets for mineral drilling services within central Canada with Eastern Canada showing an improving trend. We realized not only our first significant revenues as a company, but also recorded profits. In the first quarter, we also announced our intention to acquire Stratacan Inc. and Stratacan (Quebec) Inc. and Thor Drilling Ltd.

Our June 30, 2004 Annual Report, New Muscle and New Momentum described Cabo as a rapidly expanding company in a rapidly expanding market. The report, along with our continued exploration activities, outlined our transformation into a mineral drilling services company through friendly acquisitions, our emergence as a viable leader in the mineral drilling services industry through economies of scale and improved service offerings, and our expansion into new geographic locations and drilling segments.

We are pleased to say that as of July 1st we hit the ground running. Heath & Sherwood Drilling (1986) Inc. and Petro Drilling (Maritime) Ltd. form the basis of our drilling operations and we are in the process of integrating these companies into Cabo, a process which is expected to continue into the new year. With the acquisition of Stratacan, we are building on our solid foundation with expansion into Quebec and into alternative drilling segments. All drilling segments have experienced improved market conditions in the First Quarter.

The strength in the metals markets has spurred exploration activity leading to improved mineral drilling demand. The increased demand has resulted in improved revenue but has in turn put pressure on the market for skilled drillers. To help alleviate the shortage of drillers, we are acquiring the services of drillers from Latin America and have initiated an aggressive driller training program. While at first this will result in some reduced productivity and lower gross margins, as our new drillers gain experience we should see improvements in productivity and profit margins. Margin improvement is also constrained by longer-term contracts. These contracts will expire within the next six months, after which time we should see further margin improvements.

The combination of our transformation into a mineral drilling services company and positive market conditions has resulted in revenues of $5.292 million in the Quarter. The Company recorded profit before tax for the quarter of $379 thousand ($0.014 / common share).

Going forward into our second quarter, the winter season brings a brief period of adjustment due to weather conditions and, for a number of projects, holiday season breaks. Consequently the second quarter could be slightly weaker as compared to the first quarter, however this may be offset by the acquisition of Stratacan and potential additional acquisitions. We plan to continue with our plan of transformation, emergence and expansion into the balance of this year. Investors should expect Cabo to close further drill company acquisitions as we continue to execute that plan.

Provided the trend of increased metals prices persists, the underlying strength of Cabo's revenues and earnings is expected to carry on throughout our fiscal year 2005. With additional acquisitions, we hope to grow beyond the market's strong growth rate and to realize operational synergies that also improve gross margins.

I would like to thank the many people who continue to support our efforts in building Cabo into a strong entity with the goal of becoming Canada's third largest mineral drilling service company. We also very much appreciate our shareholders, who have demonstrated tremendous confidence, support and loyalty.

John A. Versfelt
Chairman, President and CEO

Form 51 – 102F1
Issued November 22, 2004

This management discussion and analysis ("MD&A") of the financial condition and results of operations comments on the operations, financial condition and cash flows of Cabo Mining Enterprises Corp. ("Cabo", the "Company") for the period ended September 30, 2004. The MD&A and attached financial statements have been compiled by management in accordance with generally accepted accounting principles ("GAAP") in Canada unless noted otherwise.

This MD&A is a review of activities and results for the quarter ended September 30, 2004 as compared to the corresponding period in the previous year. Comments are related to, and should be read in conjunction with, the comparative unaudited consolidated interim financial statements as at and for the 3 months ended September 30, 2004, and also in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis contained in the Company's annual report for the fiscal year ended June 30, 2004.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, including: results of current exploration activities; results of economic and environmental studies; market reaction to future exploration results; the Company's anticipated strategies for growth; results from future exploration opportunities; significant changes in metal prices; currency fluctuations; increase in exploration costs; general market and industry conditions; and the ability to raise further capital as needed. The Company does not guarantee that any of the forward-looking statements will materialize and accordingly, the reader is cautioned not to place reliance on these forward-looking statements.

OVERALL PERFORMANCE

The first quarter of fiscal year 2005 ("Q1–05") was a defining period for Cabo Mining Enterprises Corp. Buoyed by strong financial results, a new look and an aggressive marketing strategy to bolster the profile of the Company, Cabo continued to execute its plan to become Canada's third largest drilling company with continued efforts to acquire drilling companies in the mining and mineral exploration sector. Cabo entered into letters of intent to acquire a 100% interest in Stratacan Inc., Stratacan (Quebec) Inc. (collectively, "Stratacan") and Thor Drilling Ltd., subject to due diligence, regulatory approval, and the conclusion of formal acquisition agreements.

The integration of Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood") and Petro Drilling (Maritimes) Limited ("Petro") into the Company's operating portfolio have met expectations. During the first quarter, much of the debt was eliminated from the balance sheets of these companies. The Company is committed to supporting its subsidiaries to effectively compete for major drilling projects in Canada. By doing so,

Cabo will be in a strong strategic position to take advantage of increasing mining and exploration activity resulting from sustained high gold and base metal prices.

Cabo continues to actively seek and evaluate strategic acquisitions to add to its current portfolio of drilling subsidiaries. The Company is hoping to offer other value-added services to its current customer base through diversified acquisitions of other companies that specialize in different aspects of drilling. As a growth-orientated services provider, Cabo is committed to maximizing shareholders' return on investments through sound fiscal management and the responsible use of Company resources.

Cabo also continued the mineral exploration activities of its business. During the quarter, the Company finalized a buy-out agreement to purchase all of Prairie-C's remaining interest in the original Cobalt property. Cabo maintains that its mineral properties have strong potential to discover economically recoverable mineral reserves that will add value to the Company. Cabo remains committed to funding and operating its exploration activities separately from its drilling operations.

The first quarter provided very positive and encouraging results that the Company can build on during the rest of the fiscal year. The Company reports record revenue of $5.29 million indicating a strong customer base that is dependent on the services both Heath & Sherwood and Petro offer. Significant pretax earnings of $0.379 million or $0.014 / basic share were achieved in Q1-05.

Cabo is strong financially, and this strength is reflected on its balance sheet with a current asset balance of $10.12 million and working capital in excess of $7 million. Additionally, subsequent to the September 30, 2004, the Company closed a flow-through private placement at $0.80 per common share for total proceeds of $1.0 million, less commissions of $70,000. The Company does not foresee any problems over the next year in financing any capital requirements within its drilling operations or funding its current mineral exploration plans.

Going forward, the Company anticipates that current mineral and metal prices will bode well for Canadian and international exploration and mine development projects and consequently, the mineral drilling services sector. Cabo anticipates further acquisitions of drilling services companies and is forecasting improved revenues as a result. These acquisitions will also result in additional acquisition and integration expenses. The management of the Cabo remains committed to good, sound fiscal management that provides value to its shareholders.

SELECTED QUARTERLY / ANNUAL INFORMATION

In thousands of Canadian dollars	Q1 - 05	Q1 - 04	FY04
Revenue	**$5,292**	$ -	$ -
Gross Margin %	**17.9%**	-	-
Income (Loss) Before Taxes	**379**	(59)	(345)
Per Share Basic	**0.014**	(0.006)	(0.032)
Per Share Fully Diluted	**0.013**	(0.006)	(0.032)
Net Income (Loss)			
Per Share Basic	**0.013**	(0.006)	(0.032)
Per Share Fully Diluted	**0.012**	(0.006)	(0.032)
Exploration Expenditures	**113**	16	271
Mineral Property Expenditures	**643**	19	276
Cash and Maketable Securities at End of Period	**4,871**	2	6,916
Total Assets	**16,253**	2,567	16,839
Total Liabilities	**3,111**	323	5,127
Working Capital (deficiency)	**7,005**	(298)	6,562

The first quarter of the current fiscal year marked the beginning of a new era for Cabo as it shifted direction from that of an organization exclusively concentrating on mineral exploration to one that also focuses on providing mineral drilling services. Because of this diversification, prior period comparatives are applicable.

RESULTS OF OPERATIONS – FIRST QUARTER ENDED SEPTEMBER 30, 2004

The results of operations for this period reflect the consolidated performance of Cabo and its two drilling subsidiaries. As the Company was not involved in providing mineral drilling services prior to this quarter, no comparatives are available.

Total revenue for the quarter was $5.29 million. Surface drilling revenue was $3.80 million compared to the $1.44 million realized from underground drilling for the three months ended September 30, 2004.

The overall gross margin percentage for the quarter was 17.9 percent. Gross margin has shown improvement compared with gross margins of the Company's subsidiaries prior to their acquisition by the Company. This improvement in gross margin is driven primarily from improvements in the mineral drilling industry which continues to benefit from the sustained rise in metals prices over the last 3 years.

General and administrative costs were $523,409 for the quarter. The increased cost, relative to other quarters, is a direct result of consolidating the general and

administrative costs of Heath & Sherwood and Petro with Cabo's general and administrative expenditures.

During the quarter, the Company reduced goodwill by an amount of $126,228 and capital assets by $452,522 for an aggregate of $578,750 as a result of the acquisition of debt totaling $730,647 due from a subsidiary of the company to a former shareholder. The Company is currently negotiating the terms relative to an amount of $151,897 due by the subsidiary to the former shareholder.

Mineral Properties

Mineral exploration expenses and mineral property expenditures for the three months ended September 30, 2004 totaled $756,188 compared to $34,991 for the same period last year. This total cost includes $599,460 paid for Paririe C's interest in the Colbalt property during the period.

Property	Q1-05	Q1-04	To Date
Cobalt			
Property payments in cash	$254,000	$17,500	$993,746
Property payments in shares	450,000	10,000	1,218,951
Mineral exploration	$52,203	$15,991	$955,446
Electrum Lake			
Property payments in cash	-	-	7,000
Property payments in shares	-	-	37,000
Mineral exploration	13,885	-	55,375
Loney			
Property payments in cash	3,500	-	3,500
Property payments in shares	-	-	5,000
Mineral exploration	44,435	-	44,435
Hope Lake			
Property payments in cash	5,000	-	5,000
Property payments in shares	-	-	10,000
Mineral exploration	718	-	718
Skead			
Property payments in cash	-	-	2,000
Property payments in shares	-	-	20,000
Mineral exploration	2,065	-	2,065
Totals			
Property payments in cash	$262,500	$17,500	$1,011,246
Property payments in shares	450,000	10,000	1,290,951
Mineral exploration	$113,306	$15,991	$1,058,039

Risks and Uncertainties

Cabo's revenues have been negligible in prior years. As the Company includes the provision of mineral drilling services in its business, significant revenues are anticipated to continue through future periods. Revenues for the Company are driven by the customers ability to explore for mineral and metals resources. The customers ability to conduct exploration activities is dependent on their ability to raise equity financing in capital markets and through cash flow generated through the production of minerals and metals, which is dependent on mineral and metal commodity prices.

As a result of strong mineral and metals prices seen in the last several years, the mineral drilling services industry is experiencing significant growth. Industry prices are rising but the availability of skilled drillers is uncertain, which has consequently put upward pressure on wages, and the cost of acquiring additional drilling companies. Any abrupt changes in mineral prices or exploration expenditures could adversely affect the Company's drilling operations. To offset the negative risks of potential declining minerals and metals markets, the Company employs two strategies:

- to diversify a portion of its operations into alternative drilling sectors that are not dependent on these commodities, and

- to increase the competitiveness of the company in the mineral drilling industry such that in a declining market the company will be able to gain market share to sustain revenues.

Cabo has a number of major clients that make up a majority of its revenue base. To offset the risk of losing a major client, the Company is diversifying its revenue base through the acquisition of drilling companies in other regions with different client bases, and to diversify the client bases of existing operations.

With the improvement of the minerals and mining industry, the Company's client base is expanding to include an increasing number of junior mining and exploration companies. In many cases, junior exploration and mining companies rely solely on capital markets to fund their operations, and as such the availability and timing of financing could negatively impact their ability to pay for drilling services. To mitigate this risk the Company conducts extensive credit checks and in some cases requires large deposits from these companies prior to commencing work.

Cabo's drilling operations may enter into long-term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating escalation in costs when bidding projects or provides provision for cost escalation in contracts entered into with customers. However, significant price fluctuations without warning could negatively impact the Company's margins on a project basis.

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency while incurring most expenses in Canadian dollars. This may also result in fluctuations in a project's profitability due to currency exchange volatility. The Company also holds US

denominated currency and securities that are also subject to exchange volatility. To reduce the risks due to currency fluctuation the Company tries to match its foreign currency revenue exposure with a similar foreign currency expense exposure.

LIQUIDITY

Cabo's ongoing requirements for capital consist primarily of amounts required for working capital to finance capital expenditures, to fund debt service requirements, to finance exploration activities and to acquire other drilling companies. These capital requirements will be generally satisfied by a combination of cash flows from operations and the availability of cash and marketable securities presently held by the Company. Working capital requirements will be determined principally by drilling activity levels, and the resulting levels and rates of turnover of accounts receivable and inventory.

Cabo's current cash (and marketable securities) position is $4.87 million at September 30, 2004 compared to $6.92 million at June 30, 2004. The decrease in cash can be attributed directly to the retirement of $1.25 million in the debts of the drilling subsidiaries, the lump sum payment $225,000 for the Prairie C portion of the Colbalt, Ontario property, expenditures totaling $203,000 for capital assets and a general increase in accounts receivable by $400,000. Working capital at September 30, 2004 was $7.00 million compared to $6.56 million at June 30, 2004. Subsequent to September 30, 2004, the Company raised gross proceeds of $1 million pursuant to a Canadian tax flow-through private placement priced at $0.80 per common share.

The following table outlines the changes from contractual obligations due to the retirement of debt compared with end of fiscal year 2004 ("FY-04") as listed in the Company's annual MD&A.

	Payment Due by Period				
Contractual Obligations ($000's)	Total	Less than 1year	1-3 years	4-5 years	After 5 years
Fiscal Year Ending 2004					
Capital Leases	$46	$11	$31	$4	Nil
Term Loan	1,149	1,078	70	Nil	Nil
Total Contractual Obligations	$ 1,195	$ 1,089	$ 101	$ 4	Nil
Current (Q1-05)					
Capital Leases	$96	$44	$52	Nil	Nil
Term Loan	48	20	28	Nil	Nil
Total Contractual Obligations	$ 144	$ 64	$ 80	Nil	Nil

TRANSACTIONS WITH RELATED PARTIES

John A. Versfelt, President, CEO and Chairman of the Board, provides general management, administration and secretarial, accounting and paralegal services, office facilities and related services to the Company through American Resource Management Consultants Inc. ("ARMC"), a company owned and controlled by Mr. Versfelt. For the

three months ended September 30, 2004, ARMC billed $81,061 ($25,934 in 2003) for these services. ARMC exercised 40,000 warrants at $0.60 per share for proceeds of $24,000 in the period.

Seymour M. Sears, Vice-President of Explorations, provides geological consulting services to the Company through Sears, Barry & Associates Ltd. ("Sears") a company owned and controlled by Mr. Sears. For the three months ended September 30, 2004, Sears billed $62,830 for these services ($15,715 in 2003).

Corry J. Silbernagel, Vice-President of Finance & Corporate Development, and CFO, provides management and financial consulting services to the Company through CJS Consultants Ltd. ("CJS") a company owned and controlled by Mr. Silbernagel. For the three months ended September 30, 2004, CJS billed $18,750 for these services (nil in 2003).

In Q1-05, the Company deposited $50,000 with a subsidiary of a company on which John A. Versfelt also serves as a director with regards to securing office space to be shared by the Company, a company of which Mr. Versfelt is a director, and an unrelated third party. $19,850 was advanced on behalf of the related company by Cabo. The advance is secured by promissory note from the related company and a written guarantee for repayment.

Foreign drillers are employed by Cabo and its subsidiaries on a temporary basis to meet peak drilling demand, and these services are contracted through a company partially owned by and controlled by Terry Aimone, a director of the Company, and senior officers of Heath & Sherwood. During the quarter this company invoiced the company $80,890 for the provision of foreign labour services.

ACCOUNTING POLICIES

Amortization

On July 1, 2004, Cabo standardized the amortization rate for the assets of the Company. The change in accounting policy reflects management's estimate of the actual useful life of the equipment currently used in operations and standards used in the mining industry.

	Old Rate	***New Rate***
Building	5% to 10%	5%
Computer & office equipment	30%	30%
Vehicle & equipment	15% to 30%	20%
Drilling & field equipment	15% to 30%	15%

Amortization expense under the old rates amounts would have been $87,747 in the period compared to $70,380 as reported in the financial statements.

Revenue Recognition

On July 1, 2004, Cabo standardized its revenue recognition policy for the Company. Revenue is recognized based on actual depth of drilling conducted and for other services for customers when rendered. Other revenue is recognized for goods when shipped. This standardization is not expected to have a material impact on the Company's financial results.

The details of Cabo's accounting policies are presented in Note 2 to the consolidated financial statements. Management is currently reviewing other policies with the intent to standardize and simplify the Company's reporting process. Subject to the Board of Directors' approval and direction from the Company's auditors, the Company may implement further changes in its accounting policy over the year. It is anticipated that any changes will not materially affect the operational results of the organization.

SHARES OUTSTANDING

At the date of this MD&A, the Company had 28,348,045 common shares, 5,871,156 warrants and 1,977,000 options outstanding.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO MINING ENTERPRISES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

Unaudited - Prepared by Management

Management's Statement of Responsibility For Financial Reporting

November 22, 2004

The management of Cabo Mining Enterprises Corp. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Cabo Mining Enterprises Corp. and all related financial information contained in this Interim Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by quarter-end. The interim financial statements presented in this interim report have not been reviewed by the Company's Auditors.

The Audit Committee of the Board of Directors, composed of two independent directors and the CEO, reviews the company's financial statements. It reviews with management uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee meets quarterly to review interim financial statements prior to their release, as well as annually to review Cabo's annual financial statements, and Management's Discussion and Analysis, and recommend their approval to the Board of Directors.

Sincerely,

Signed "John A. Versfelt"

John A. Versfelt
President and
Chief Executive Officer

Signed "Corry J. Silbernagel"

Corry J. Silbernagel
Vice President, Finance and
Corporate Development
and Chief Financial Officer

CABO MINING ENTERPRISES CORP.
CONSOLIDATED BALANCE SHEET

	SEPT 30 2004	JUNE 30 2004
	($000's)	($000's)
ASSETS		
Current		
Cash	$ 711	$ 6,906
Short-term investments and marketable securities	4,160	10
Accounts receivable	3,371	2,879
Prepaid expenses	132	96
Work-in-progress	-	52
Inventories	1,742	1,641
	10,116	11,584
Investments (Note 3)	11	11
Capital Assets (Note 5 & Note 9)	1,631	1,950
Deferred Exploration Expenditures	1,058	945
Mineral Properties (Note 4)	2,720	2,077
Future income taxes	139	146
Goodwill	-	126
	$ 15,675	$ 16,839
LIABILITIES		
Current		
Bank overdraft	$ -	$ 200
Accounts payable and accrued liabilities (Note 9)	2,959	2,700
Due to directors and related parties	-	835
Current portion of long-term debt (Note 6)	64	1,089
Unearned revenue	-	114
Income tax payable	88	83
	3,111	5,021
Long-term Liabilities (Note 6)	80	106
	3,191	5,127
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	22,909	22,493
Contributed Surplus (Note 8)	423	423
Deficit	(10,848)	(11,204)
	12,484	11,712
	$ 15,675	$ 16,838

Approved by the Board

Director

Director

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
FOR THE QUARTERS ENDED

	SEPTEMBER 30 2004	2003
	($000's)	($000's)
REVENUE	$ 5,292	$ -
COST OF SALES	4,346	-
GROSS MARGIN	946	-
General and administrative	523	28
Income (Loss) Before the Following	423	(28)
Interest	26	-
Amortization	(70)	(1)
Loss on termination of contract	-	(30)
Income (Loss) Before Taxes	379	(59)
Tax provision	(23)	-
Net Income (Loss) for the Period	356	(59)
Deficit, Beginning of Period	(11,204)	(10,859)
Deficit, End of Period	$ (10,848)	$ (10,918)

EARNINGS PER SHARE

	2004	2003
Net Earnings (Loss) Per Share *	$ 0.013	$ (0.006)
Fully diluted earnings (Loss) Per Share **	$ 0.012	$ (0.006)
* Based on weighted average number of outstanding common shares.	26,706,313	9,117,036
** Based on weighted average number of outstanding common shares.	28,665,845	9,117,036

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED

	SEPTEMBER 30 2004 ($000's)	2003 ($000's)
Cash Flows From Operating Activities		
Net income (loss) for the period	$ 356	$ (59)
Items not involving cash flows:		
Amortization	70	1
	426	(58)
Changes in non-cash working capital items:		
Accounts receivable	(434)	2
Prepaid expenses	(36)	31
Inventories	(101)	-
Accounts payable and accrued liabilities	(1)	-
	(572)	33
Cash Flows From Investing Activities		
Mineral properties expenditures	(268)	(18)
Deferred exploration expenditures	(113)	(15)
Invested in short-term investments	(4,150)	-
Capital assets purchased	(203)	-
	(4,734)	(33)
Cash Flows From Financing Activities		
Repaymenty of loans payable	(1,251)	-
Due to directors and related parties	(105)	58
Exercise of warrants	41	-
	(1,315)	58
Increase (Decrease) In Cash	(6,195)	(0)
Cash, Beginning of Period	6,906	2
Cash, End of Period	$ 711	$ 2

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
SCHEDULE OF DEFERRED EXPLORATION EXPENSES
FOR THE PERIOD ENDED

		SEPT 30 2004		JUNE 30 2004
Exploration Expenditures				
Accommodations and travel	$	**17,733**	$	6,046
Annual rental fees		**2,624**		694
Assays and sample preparation		**4,654**		25,135
Contract fees				
Project management and geologists		**69,426**		74,450
Reports and maps		**879**		23,100
Rental and storage		**12,894**		132,571
Equipment		**5,096**		9,465
		113,306		271,461
Deferred Exploration, Beginning of Period		**944,664**		673,203
Deferred Exploration, End of Period	$	**1,057,970**	$	944,664

Allocation of Deferred Exploration				
Colbalt Property	$	**52,203**	$	903,174
Electrum Lake Property		**13,885**		41,490
Loney Property		**44,435**		-
Skead Property		**2,065**		-
Hope Lake Property		**718**		-
	$	**113,306**	$	944,664

1. NATURE OF OPERATIONS AND GOING CONCERN:

Cabo Mining Enterprises Corp. ("Cabo", the "Company") is a Canadian company incorporated under the Yukon Business Corporations Act.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

The Company, through the recent acquisition of two drilling companies, has begun diversifying its operations. Its principal source of revenue is from contract drilling services provided to companies involved in mining and mineral exploration. Cabo is actively exploring opportunities to expand its presence in this mining services sector through further acquisitions of other drilling companies.

2. ACCOUNTING POLICIES:

The consolidated financial information has been prepared in accordance with accounting principles generally accepted in Canada and includes the following significant accounting policies:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their date of acquisition. All material inter-company transactions and balances have been eliminated on consolidation.

b) Marketable Securities

Marketable securities, comprising shares listed on a recognized stock exchange, are recorded at the lower of cost and market value.

c) Inventories

The Company, through its acquired subsidiaries, maintains an inventory of operating supplies, drill rods and drill bits. Inventories are valued at the lower of cost and replacement cost. The value of used inventory is considered minimal except for the drill rods, which if considered usable, are valued at a percentage of cost based on management estimate of usage.

d) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company does not accrue the estimated future costs of maintaining its mineral interest in good standing. The amounts shown for mineral properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future value.

e) Work-in-Progress

Work-in-progress is recorded at cost.

f) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

g) Investments

Long-term investments are recorded at cost, unless there is a permanent diminution in the value of the investment.

h) Goodwill

Goodwill represents the excess at the date of acquisition of the cost over the fair market value of the net amounts assigned to individual assets and liabilities assumed. Effective January 1, 2003, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") for goodwill. Goodwill will be assessed at least annually for impairment in accordance with the new standard.

i) Capital Assets and Amortization

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method, unless otherwise stated, at the following rates:

	Amortization Rate
Buildings	5%
Computer & office equipment	30%
Vehicle & equipment	20%
Drilling & field equipment	15%

j) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

k) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, and amounts due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

l) Non-monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of the agreement or completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

m) Foreign Currency Translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date,
- non-monetary assets and liabilities at historic rates,
- income and expenses at the average rate in effect during the year; and
- exchange gains or losses are recorded in the consolidated statement of loss and deficit.

n) Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

o) Stock-based Compensation

In accordance with the CICA Handbook - Section 3870, the Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed over vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

p) Flow-through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Proceeds of the offering, net of the tax value of the renouncable expenditure are credited to share capital. Upon renunciation, the value of the tax benefits foregone are credited to the statements of loss and deficit.

q) Loss Per Share

Basic loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated under the treasury stock method.

r) Revenue Recognition

Revenue from contracts is recognized and billed on actual depth drilled or for other services when rendered. Other revenues are recognized when goods are shipped.

3. INVESTMENTS:

Investment in unlisted companies

The Company owns 40% of the issued and outstanding shares of Stratacan Inc. and of Stratacan (Quebec) Inc. As the Company does not exert significant influence over the operations of the investee companies, they are recorded at cost rather than on an equity basis.

4. MINERAL PROPERTIES:

a) Colbalt Properties - Colbalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Acquisition Agreement") dated March 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 400,000 common shares (368,775 issued). The remaining common shares to be issued will be issued on the basis of one share for each one dollar expended by the Company on exploration and property expenditures.

Effective March 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 1% net smelter royalty ('NSR").

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing up to 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) NSR reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included therein by various amendments) and sixteen (16) claims under the Prairie C Option Agreement.

The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating cumulative option payments totalling $216,000, a $50,000 lump sum payment presently due and a $75,000 lump sum payment due April 1, 2007, as well as subsequent option payments. The Company also issued an additional 50,000 shares that were outstanding under the original agreement. The Company has received regulatory approval and all considerations for the buy-out have been delivered and paid.

The Company has also staked a number of additional claims in the Cobalt Property area.

4. a) Colbalt Properties - Colbalt, Ontario (Continued):

	September 30, 2004	June 30, 2004
Consideration paid to date	$ 2,641,868	$ 2,018,868

b) Electrum Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Electrum Agreement") dated October 28, 2003, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Kenora Mining Division, in the province of Ontario, near Electrum Lake (the "Electrum Lake Property") by paying a total of $30,000 ($5,000 paid) and issuing up to 100,000 common shares (35,000 issued). The remaining payments and issuance of common shares related to the Electrum Lake property are as follows:

- payment of $10,000 dollars (paid subsequent to the period ended September 30, 2004) and issuance of 35,000 common shares (issued) on or before October 28, 2004; and
- payment of $15,000 dollars and issuance of 30,000 common shares on or before October 28, 2005.

Under the terms of the Electrum Agreement, the Company must also incur expenditures totalling $200,000 for exploration or development work on the property, subject to the following:

- $35,000 of expenditures on or before October 28, 2004 (expensed);
- A further $50,000 of expenditures on or before October 28, 2005; and
- A further $115,000 of expenditures on or before October 28, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	September 30, 2004	June 30, 2004
Consideration paid to date	$ 24,950	$ 24,950

c) **Loney Property - Sudbury, Ontario**

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Loney Agreement") dated May 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Loney Property") by paying a total of $7,510 ($2,010 paid) and issuing up to 39,333 common shares (5,000 issued). The remaining payments and issuance of common shares related to the Loney property are as follows:

- payment of $2,500 and issuance of 13,333 common shares on or before June 30, 2005; and
- payment of $3,000 and issuance of 21,000 common shares on or before June 30, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000.

	September 30, 2004	June 30, 2004
Consideration paid to date	$ 19,893	$ 6,360

d) **Hope Lake Property - Kenora, Ontario**

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims situated in the Kenora Mining Division, in the province of Ontario, near Kenora (the "Hope Lake Property") by paying a total of $22,000 and issuing up to 30,000 common shares. The payments and issuance of common shares related to the Hope Lake property are as follows:

- payment of $5,000 (paid) upon execution of the Hope Agreement and issuance of 10,000 common shares (issued) on or before June 30, 2004;
- payment of $7,000 and issuance of 10,000 common shares on or before June 4, 2005; and
- payment of $10,000 and issuance of 10,000 common shares on or before June 4, 2006.

Under the terms of the Hope Agreement, the Company must also incur expenses totalling $285,000 for exploration or development work on the property, subject to the following:

- $45,000 of expenditures on or before June 4, 2005;
- A further $90,000 of expenditures on or before June 4, 2006; and
- A further $150,000 of expenditures on or before June 4, 2007.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	September 30, 2004	June 30, 2004
Consideration paid to date	$ 14,350	$ 8,000

e) **Skead Property - Sudbury, Ontario**

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Skead Agreement") dated January 12, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Skead Property") by paying a total of $8,000 and issuing up to 60,000 common shares (20,000 issued). The remaining payments and issuance of common shares related to the Skead property are as follows:

- payment of $2,000 (paid) upon execution of the Skead Agreement;
- payment of $2,500 and issuance of 20,000 common shares on or before January 12, 2005; and
- payment of $3,500 and issuance of 20,000 common shares on or before January 12, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000. In the event commercial production has not commenced by January 12, 2007, annual royalty payments of $5,000 will be payable until such time as commercial production.

	September 30, 2004	June 30, 2004
Consideration paid to date	$ 18,945	$ 18,945

5. CAPITAL ASSETS:

	Costs	Accumulated Amortization	September 30, 2004 Net Book Value	June 30, 2004 Net Book Value
Land	$ 105,146	-	105,146	$ 105,146
Buildings	299,682	5,802	293,880	446,974
Computer & office equipment	104,765	12,524	92,241	90,047
Vehicle & equipment	114,399	5,719	108,680	105,982
Drilling & field equipment	1,106,103	75,410	1,030,693	1,202,250
	$ 1,730,095	99,455	1,630,640	$ 1,950,399

6. LONG TERM DEBT:

	September 30, 2004	June 30, 2004
Demand Loan	$ -	$ 73,708
Term Loan (a)	48,323	53,324
Capital Lease (b)	76,282	46,191
Demand Installment Loans	-	1,000,000
Vehicle Loan (c)	19,771	21,766
	$ 144,376	$ 1,194,989
Current Portion	(64,324)	(1,089,310)
	$ 80,052	$ 105,679

(a) Term loan bears interest at bank prime less 1% per annum, payable in monthly instalments of $1,667 plus interest maturing February 2007.

(b) Capital lease obligations have monthly aggregate payments of $973 at interest rates of 0.0% to 16.2% per annum.

(c) Vehicle loan, payable in blended monthly instalments of $665 bearing interest at 4.9% per annum.

7. RELATED PARTY TRANSACTIONS:

	September 30, 2004	September 30, 2003
Deferred exploration and staking activities charged by a company controlled by an officer	$ 62,830	$ 15,715
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director	81,061	25,934
Management and financial consulting activities charged by a company controlled by an officer	18,750	-
Drilling and other related labour services billed by a company controlled by a director	80,890	-
Deposit for rent paid on behalf of a company in which a director also serves on the board.	$ 19,850	$ -

8. SHARE CAPITAL:

a) Authorized

100,000,000 common shares without par value

b) Issued

	September 30, 2004		June 30, 2004	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, beginning of period	26,353,625	$ 22,493,050	9,107,035	$ 12,608,861
For Property	457,000	374,460	154,479	106,559
Private placements	-	-	10,455,300	7,437,599
For finders fees	420	328	185,911	112,663
Exercise of warrants	56,000	39,600	1,254,000	666,080
Exercise of options	-	-	186,000	138,000
For debt settlement	-	-	1,700,000	340,000
For acquisitions	-	-	3,277,500	1,638,750
For bonus	-	-	33,400	8,350
Share issue costs	-	1,871	-	(693,085)
Reduction in contributed surplus of exercise of options	-	-	-	129,273
Balance, end of period	26,867,045	$ 22,909,309	26,353,625	$ 22,493,050

c) As at September 30, 2004, the following stock options were outstanding:

Outstanding Options		Exercisable Options		
Number	Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
598,000	$ 0.75	598,000	3 years	$ 0.75

8. SHARE CAPITAL (Continued):

A summary of the changes in stock options for the quarter ended September 30, 2004 is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, June 30, 2004	598,000	$ 0.75
Options Exercised	-	-
Options Expired or Cancelled	-	-
Balance, September 30, 2004	598,000	$ 0.75

d) As at September 30, 2004, share purchase warrants were outstanding to purchase 5,871,156 common shares as follows:

Expiry Date	Number of Shares	Exercise Price
February 12, 2005	64,000	$ 0.60
January 19, 2006	1,136,800	0.40
April 6, 2006	1,772,650	1.25
April 16, 2006	2,897,706	1.25
Total	5,871,156	

e) **Contributed Surplus**

	September 30, 2004	June 30, 2004
Balance, beginning of period	$ 551,838	$ 551,838
Balance, end of period	$ 551,838	$ 551,838

9. RETIREMENT OF DEBT

During the quarter ended September 30, 2004, the Company reduced goodwill by an amount of $126,228 and capital assets by $452,522 for an aggregate of $578,750 as a result of the acquisition of debt totaling $730,647 due from a subsidiary of the company to a former shareholder. The Company is currently negotiating the terms relative to an amount of $151,897 due by the subsidiary to the former shareholder.

10. SUBSEQUENT EVENTS:

a) On September 28, 2004, the Company announced that it had entered into an agreement with Research Capital Corporatation for a brokered private placement of 1.25 Canadian tax million flow-through shares at a price of $0.80 per share. The $1-million Canadian tax flow-through funds raised will provide financing for exploration work on the Company's mineral properties in Ontario, including further drilling of targets identified on the Cobalt area property. The Company paid a broker's commission of 7% on gross proceeds and will also include a one-year broker's option to purchase Cabo shares at $0.80 per share up to an amount equal to 10 percent of gross proceeds of the offering. The agreement has received regulatory approval and the private placement closed.

b) On October 19, 2004, the Company announced that, subject to regulatory acceptance, it will grant, under the terms of its Stock Option Plan, three and five year incentive stock options to certain of its employees, directors, officers and consultants for the right to purchase up to 1,379,000 shares of the Company at $0.92 per share. Following the granting of these options the Company will have unexercised director and employee stock options for 1,977,000 shares.

c) On October 27, 2004, the Company announced that it completed the acquisition of the remaining 60% interest in Stratacan Inc. and Stratacan (Quebec) Inc. (together "Stratacan"), thereby adding five drill rigs to its existing fleet of 60 drills. The agreed consideration for the 60% of the shares of Stratacan not already controlled by Cabo is $83,333 in cash and 196,000 common shares of Cabo (Note 3).

CABO MINING ENTERPRISES CORP.

#502 - 595 Howe Street
Vancouver, B.C., V6C 2T5
Tel: (604) 681-8899 Fax: (604) 681-0870
E-mail: cabo@cabo.ca

INFORMATION CIRCULAR

As at October 14, 2004 unless otherwise noted

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD NOVEMBER 30, 2004

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cabo Mining Enterprises Corp. (the "Company") for use at the Annual General and Special Meeting (the "Meeting") of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.**

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her Attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Owners") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Most Shareholders are "non-registered" Shareholders because their common shares are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which the Shareholder either purchased the shares or to which the Shareholder deposited their shares.

More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the "Beneficial Owner") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Owner deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") and in the United States, The Depository Trust Company ("CEDE & Co")) of which the Intermediary is a participant.

Beneficial Owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBO's". Those Beneficial Owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBO's.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and the proxy (collectively, the "Meeting Materials") directly to the NOBO's and indirectly through Intermediaries to the OBO's.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Owner is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF's whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Beneficial Owners to direct the voting of the Shares which they beneficially own. **A Beneficial Owner receiving a VIF cannot use that form to vote common shares directly at the Meeting - Beneficial Owners should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.** Should a Beneficial Owner who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Owner may request a legal proxy as set forth in the VIF, which will grant the Beneficial Owner or their nominee the right to attend and vote at the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year dated June 30, 2004 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the Shareholders with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At October 14, 2004, the Company has 26,867,045 common shares without par value issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Registered Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

October 14, 2004, has been determined as the record date as of which Registered Shareholders are entitled to receive notice of and attend and vote at the Meeting. Registered Shareholders desiring to be represented by Proxy at the Meeting must deposit their Proxies at the place and within the time set forth in the Notes to the Proxy in order to entitle the person duly appointed by the Proxy to attend and vote thereat,.

To the knowledge of the Directors and Senior Officers of the Company, as at October 14, 2004, two (2) Shareholders beneficially own or control, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to the common shares of the Company.

Shareholder	Number of Voting Securities	Percentage Of Issued
CDS & Co. (NCI)	13,340,394[1]	49.65%
CEDE & CO	3,372,346[1]	12.60%

Notes:
(1) CDS & Co. (NCI) and CEDE & CO are depository services. The beneficial holders of these shares are not known to the Company.

The above information was provided by the Company's Registrar and Transfer Agent.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

At October 10, 2003, American Resource Management Consultants Inc. ("ARMC") (a company controlled by John A. Versfelt, President and CEO of the Company) was issued a Promissory Note by the Company with respect to a loan to the Company from ARMC of $41,750 whereby, in accord with TSX policy, the Company's request to issue 33,400 post consolidation bonus shares to ARMC at $0.25 per share was granted.

At October 31, 2003, ARMC (a company controlled by John A. Versfelt, President and CEO of the Company) entered into a Debt Settlement Agreement whereby the Company issued 1,070,000 post consolidated common shares at $0.20 per share to settle $214,000 of debt.

At October 31, 2003, Sears, Barry and Associates Ltd., (a company controlled by Seymour M. Sears, Vice-President Exploration and former Director of the Company) entered into a Debt Settlement Agreement whereby the Company issued 400,000 post consolidated common shares at $0.20 per share to settle $80,000 of debt.

At November 14, 2003, ARMC (a company controlled by John A. Versfelt, President and CEO of the Company) entered into a Subscription Agreement whereby the Company issued 195,000 Units at $0.20 per Unit, each Unit comprised of one post consolidated common share and one share purchase warrant entitling the subscriber to purchase one common share at $0.40 per share on or before January 19, 2006.

At April 16, 2004, ARMC (a company controlled by John A. Versfelt, President and CEO of the Company) entered into a Subscription Agreement whereby the Company issued 55,567 Subscription Receipts at $0.75 each. Each Subscription Receipt entitled the holder, at no additional cost to receive from the Company by June 30, 2004, one common share and one-half of one (1/2) share purchase warrant entitling the subscriber to purchase one common share at $1.25 per share on or before April 16, 2006.

At April 16, 2004, Sears, Barry and Associates Ltd., (a company controlled by Seymour M. Sears, Vice-President Exploration and former Director of the Company) entered into a Subscription Agreement whereby the Company issued 33,333 Subscription Receipts at $0.75 each. Each Subscription Receipt entitled the holder, at no additional cost to receive from the Company by June 30, 2004, one common share and one-half of one (1/2) share purchase warrant entitling the subscriber to purchase one common share at $1.25 per share on or before April 16, 2006.

At May 10, 2004, Heath & Sherwood Drilling (1986) Inc. ("H&S") a company in which J. Terry Aimone, (a Director of the Company) is a major shareholder, entered into a Share Exchange Agreement with the Company, made effective the 29th day of March 2004 and which closed June 30, 2004, whereby the Company acquired all of the issued and outstanding shares of H&S in consideration of 2,120,000 common shares.

At May 14, 2004, Petro Drilling (Maritimes) Limited ("Petro") a company controlled by. Frank J Nolan, (a Director of the Company) entered into a Share Purchase Agreement with the Company, made effective the 29th day of March 2004, and which closed June 30, 2004, whereby the Company acquired all of the issued and outstanding shares of Petro in consideration of 1,157,500 common shares and $500,000.

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at June 30, 2004, the Company's chief executive officer (or an individual who acted in a similar capacity) and the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $100,000) or individuals who were, prior to June 30, 2004, executive officers of the Company during the most recently completed financial year (the "Named Executive Officers"). The Company had three Named Executive Officers, namely John A. Versfelt, Thomas D. Lamb and Seymour M. Sears, as at June 30, 2004.

Summary Compensation Table

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
NEO Name & Principal Position	Fiscal Year Ended June 30	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under Options /SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
John A. Versfelt [1] President & CEO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 1,987,500[4]	N/A N/A N/A	N/A N/A N/A	293,490 207,938 172,891
Thomas D. Lamb [2] Secretary	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Seymour M. Sears[3] Vice-President, Exploration	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Ni 1,000,000[4]	N/A N/A N/A	N/A N/A N/A	132,503 93,284 30,472

Notes:

(1) The Company retains American Resource Management Consultants Inc. to provide its office as the corporate registered and records office, to provide accounting, paralegal and secretarial services, and to provide other general management and administrative services, which include office rent, telephone, fax, office services and supplies. For the year ended June 30, 2004, American Resource Management Consultants Inc. invoiced the Company $293,490, ($207,938 in 2003 and $172,891 in 2002) for its services and costs. John A. Versfelt, the President and Chief Executive Officer and a director of the Company, controls American Resource Management Consultants Inc.

(2) Mr. Lamb provides his services to the Company through American Resource Management Consultants Inc. In 2004, American Resource Management Consultants Inc. invoiced the Company $12,025 for Mr. Lamb's services.

(3) The Company retains the services of Sears, Barry and Associates Ltd., a company controlled by Seymour M. Sears, a Director of the Company, to provide geological consulting and claim staking services. For the year ended June 30, 2004, Sears Barry and Associates Ltd. invoiced the Company $132,503 ($93,284 in 2003 and $30,472 in 2002) for its services.

(4) These incentive stock options were reduced upon consolidation of the Company's capital January 2, 2004, on the basis of one new share for five (5) old shares.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". During the fiscal year ended June 30, 2004, the Company did not make any LTIP awards to its Named Executive Officers nor did the Company have a pension plan for its Directors, Senior Officers or Employees.

Options and Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to the Named Executive Officers or Directors during the fiscal year ended June 30, 2004. However, during the fiscal year ended June 30, 2004, 110,000 SARs were exercised by Named Executive Officers or Directors.

Aggregated Option /SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/Unexercisable
John A. Versfelt	110,000	5,500	287,500	14,375
Seymour M. Sears	Nil	Nil	200,000	10,000

B. <u>Directors of the Company</u>

The Company does not have any compensation plans for its Directors. However, the Company proposes during the current financial year, to put in place a plan to provide its Independent Directors with nominal cash compensation contingent, in part, upon attendance at board and committee meetings in addition to the possible grant of incentive stock options.

C. <u>Options to Purchase Securities</u>

During the financial year ended June 30, 2004, no stock options were granted to Directors and Officers of the Company. There were no SARs or stock option re-pricing.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than routine indebtedness, no Director, Executive Officer or Senior Officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, Executive Officer or Senior Officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

See "Statement of Executive Compensation" for particulars of arrangements under which management functions of the Company are performed.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. <u>Election of Directors</u>

Management is proposing an increase in the Board from the four (4) to six (6) directors. Management is nominating two independent directors for election. This will bring to three, the number of independent directors serving the Company. Although Management is only nominating six individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance notice of the Meeting and Record Date was published in The Globe and Mail newspaper in accordance with Section 135 (4) of the *Business Corporations Act* (Yukon). No nominations for directors have been received from the Shareholders of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a Director before then. The Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. THE MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name of Nominee and Present Position with the Company	Principal Occupation	Director Since	Shares Owned
J. TERRY AIMONE Director Thornhill, Ontario, Canada	Businessman; CEO , Heath & Sherwood (1986) Inc.	June 30, 2004	1,060,300 [2]
J.W. BRADLEY BOND[1] Independent Director Surrey, B.C., Canada	Businessman; President, Barrier Management Inc. and Past CEO, Pharmasave Drugs (National) Ltd.	June 20, 2004	Nil
ROBERT B. LUNDGREN Independent Director Surrey, B.C., Canada	Businessman; Past President & CEO The Loewen Group Inc.	Nominee	33,333
FRANK J. NOLAN Director Halifax, Nova Scotia, Canada	Businessman; President, Petro Drilling Company Limited	June 30, 2004	782,500
THOMAS G. OLIVER[1] Independent Director Vancouver, B.C., Canada	Businessman; President & Manager Splashdown Waterparks Ltd. and several private companies	May 31, 2004	2,000
JOHN A. VERSFELT[1] President CEO & Director Maple Ridge, B.C. Canada	President; American Resource Management Consultants Inc.; and a director and officer of several public companies.	January 1992	1,857,419[3]

(1) Member of the Audit Committee

(2) 300 shares are held directly by Mr. Aimone; 1,060,000 shares are held by Kirkland Lake (Northern and Eastern) Ontario Inc., a company 50% of which is controlled by Mr. Aimone and his family.

(3) 62,430 shares are held directly by Mr. Versfelt; 1,782,948 shares are held by American Resource Management Consultants Inc., a company controlled by Mr. Versfelt and his wife Jackie D. Versfelt; and 12,041 shares are controlled by Mr. Versfelt for other parties.

The information as to shares beneficially owned has been furnished by the respective nominees, individually. Each of the proposed nominees has held the principal occupation or employment indicated during the past five (5) years.

B. Appointment and Remuneration of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Directors. Morgan & Company, Chartered Accountants, was appointed to the position of Auditor of the Company August 25, 1993.

C. Stock Option Plan and Repricing of Stock Options

In August of 2002, the TSX Venture Exchange (the "Exchange") adopted a new stock option policy whereby all Tier 2 Company's must implement and approve yearly a stock option plan. In accordance with this policy, the Company adopted a Stock Option Plan in September, 2003 (the "Plan") which was approved by the Shareholders at the Annual General and Special Meeting held on December 19, 2003. The Plan is a "rolling" stock option plan and provides for a maximum of 10% of the issued shares of the Company, from time to time, to be reserved for issuance pursuant to the exercise of options. The Plan authorizes the Director's to issue options to directors, officers, key employees and consultants.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer). The exercise price of any options granted under the Plan will be determined by the Board of Directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange. No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

The Plan contains, among other things, the following additional terms and conditions:

(a) all options will be non-transferable;
(b) no more than 5% of the issued shares may be granted to any one individual in any 12 month period;
(c) no more that 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period;

(d) Disinterested Shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company's issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company's issued shares; and
(e) options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

In the event that an option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to the exercise of the option, the optioned shares that were issuable thereunder will be returned to the Plan and will be eligible for reissue.

At June 30, 2004, options granted and outstanding under the Plan provide for the purchase, in the aggregate, of 598,000 common shares of the Company. These options have been granted to directors, officers, employees and consultants of the Company at exercise prices as follows:

Name of Optionee	No. of Optioned Shares	Exercise Price	Original Date of Grant	Expiry Date
Directors	298,000	$0.75	19-Jun-02	19-Jun-07
Officers	300,000	$0.75	19-Jun-02	19-Jun-07
Total	598,000			

In addition to the terms of the Plan mentioned above, the policies of the Exchange require re-approval of the Plan by the affirmative vote of a majority of the votes cast at the Meeting, other than the votes attached to the common shares beneficially owned by the insiders of the Company to whom the options may be granted pursuant to the Plan, or their associates and to the granting of authority to the Directors through the coming year to;

a) decrease the exercise price of stock options previously granted to insiders;

b) issuing to insides, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares; and

c) issuing to any one insider and such insider's associates. Upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

Shareholders will be asked to consider, and if thought fit, to pass the following ordinary resolution by way of disinterested Shareholder approval:

"RESOLVED, as an Ordinary Resolution, that:

a) the Company's Stock Option Plan dated September 2003, (the "Plan") originally approved by the Shareholders at the last meeting of the Shareholders December 19, 2003, be and is hereby approved including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

b) the Board of Directors or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Shareholders;

c) the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so;

d) the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of the Company;

e) the Board of Directors be and are hereby authorized at their discretion to amend the exercise price (including decrease) of previously granted option agreements, without further approval by the Shareholders, all in accordance with the policies of the Exchange;

f) the Board of Directors be and are hereby authorized at their discretion to issue to any one insider and such insider's associates, upon the exercise of stock options, shares exceeding 5% of the issued shares of the Company within a one year period; and

g) any one or more of the directors of the Company be and is hereby authorized and directed to perform all acts, deeds and things and execute, under the corporate seal of the Company, or otherwise, all such documentation and other writings, including necessary treasury order(s), Exchange filing forms, as may be required to give effect to the true intent of this resolution."

In the absence of contrary directions, the persons named in the accompanying form of proxy intend to vote the common shares represented thereby in favour of the ordinary resolution to approve the Plan and to provide for the re-pricing of Stock Options.

D. Approval and Ratification of Acts of Directors

Management of the Company proposes that the Shareholders ratify, approve and confirm the actions, deeds and conduct of the Directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Shareholders will be asked to consider and approve the following resolutions, with or without modification:

"RESOLVED, as an Ordinary Resolution, that:

(a) Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Shareholders of Cabo Mining Enterprises Corp. (the "Company") for any reason whatsoever, including, without limitation, the failure properly to waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of Directors: or (ii) any failure to pass any resolution of the Directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since December 19, 2003 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

(b) Without limiting the generality of the paragraph 1 immediately above, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed."

In the absence of contrary directions, the persons named in the accompanying form of proxy intend to vote the common shares represented thereby in favour of the resolution ratifying, confirming and approving the acts and proceedings of the Directors and officers of the Company.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the Shareholders of the Company has been approved by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt,
President & Chief Executive Officer